Ex. (m)(6)

DRYDEN TOTAL RETURN BOND FUND, INC.

NEW CLASS X SHARES

FORM OF DISTRIBUTION PLAN

This Distribution Plan (the “Plan”) constitutes the written Distribution Plan for the New Class X shares issued by Dryden Total Return Bond Fund, Inc., a Maryland corporation (the “Fund”), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  During the effective term of this Plan, the Fund may incur expenses primarily intended to result in the sale of its New Class X shares or to maintain or improve account services provided to holders of its New Class X shares upon the terms and conditions hereinafter set forth:

Section 1.   The Fund is an open-end management investment company formed under the laws of the State of Maryland.  The shares in the Fund may be issued in multiple classes.

Section 2.   This Plan initially will pertain to New Class X Shares of Fund.  Where used in this Plan, the term “Shares” or “New Class X Shares” shall pertain only to New Class X Shares of a Fund.

Section 3.   In order to provide for the implementation of the payments provided for pursuant to this Plan, the Fund may enter into an Amended and Restated Underwriting and Distribution Agreement with Prudential Investment Management LLC (“PIMS”) and an Underwriting and Distribution Agreement with American Skandia Marketing Incorporation (“ASMI”) (each an “Agreement”), pursuant to which PIMS and/or ASMI will serve as the principal underwriter(s) and general distributor(s) of certain of the Fund’s shares, including the New Class X Shares, and pursuant to which the Fund may pay compensation to PIMS or ASMI for its services and to defray various costs incurred or paid by PIMS or ASMI in connection with the distribution of New Class X Shares.  Such Agreement, or any modification thereof, shall become effective with respect to New Class X Shares of the Fund only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder as the same may be amended from time to time.  The Fund may enter into an underwriting and distribution agreement (the Agreements and any similar agreements, a “Distribution Agreement”) with any successor principal underwriter and general distributor of the Fund’s shares, including New Class X Shares (PIMS, ASMI, and each such successor principal distributor, a “Distributor”).

Section 4.   The Fund shall pay to each Distributor, as compensation, its Allocable Portion (as hereinafter defined) of a distribution and service fee at the annual rate of 1.0% of the average net asset value of the New Class X Shares of the Fund which have been outstanding for ten years or less, as determined at the close of each business day, a quarter of which is intended as a fee (the “Service Fee”) for services provided by PIMS or ASMI to existing holders of New Class X Shares.  The fee payable to each Distributor hereunder is intended to compensate each Distributor for services provided and expenses incurred by it relating to the offering of the New Class X Shares.  Expenses may include, without limitation, payments by each Distributor to dealers, brokers, banks and other financial institutions (“Dealers”) with respect to services provided in connection with sales of New Class X Shares and for maintaining and improving services provided to holders of New Class X shares, all as set forth in the Fund’s registration statement as in effect from time to time.  Such payments may be paid by each Distributor to Dealers at a rate of up to .50% on an annual basis of the average net asset value for New Class X Shares that have been outstanding for at least seven years (and any New Class X Shares purchased through the reinvestment of dividends or capital gains) as determined at the close of each business day.  Each Distributor’s fee hereunder shall be payable in arrears for each calendar month within 5 days after the close of such calendar month or at such other intervals as the Board of Directors of the Fund (the “Board of Directors”) may determine.  A majority of the Qualified Directors, as defined below, may, from time to time, reduce the amount of such payments or may suspend the operation of the Plan for such period or periods of time as they may determine; provided, however, that the Board shall first eliminate the Service Fee before effecting any other reduction of payments hereunder.  Amounts payable under the Plan shall be subject to the limitation of Rule 2830 of the Conduct Rules (or successor rules or regulations) of the NASD, Inc. (the “Conduct Rules”).  Amounts paid to each Distributor hereunder shall not be used to pay distribution expenses or service fees incurred with respect to any other class of shares of the Fund.

Each Distribution Agreement between the Fund and a Distributor shall provide the following with respect to each Fund, each of which shall survive any termination or amendment of this Plan:

I)                                         Each Distributor will be deemed to have earned its Allocable Portion of the portion of the distribution and service fee with respect to services provided by Dealers in connection with sales of New Class X Shares, i.e., 0.75%, (the “Distribution Fee”) taken into account in determining such Distributor’s Allocable Portion on the settlement of each sale of a New Class X Share (the Allocable Portion of the Distribution Fee thereafter arising from each such sale, the “Earned Distribution Fee”).

II)                                     The Fund’s obligation to pay each Distributor its Earned Distribution Fee in respect of each Fund’s issued and outstanding New Class X Shares shall not be terminated or modified (including without limitation by way of termination of this Plan or the applicable Distribution Agreement or by liquidation of the Fund) except: (a) to the extent required by a change in the Investment Company Act, Rule 12b-1 thereunder or the Conduct Rules after July 31, 2000, or (b) in the manner required by Section 9 for material amendments to this Plan or Section 7 for termination of this Plan so long as after the effective date of such modification or termination neither the Fund, any successor Fund or fund that acquires substantially all of the assets of the Fund nor any Fund sponsor or affiliate thereof pay, directly or indirectly, a fee or expense reimbursement for the provision of shareholder services to the holders of New Class X Shares then issued and outstanding or other class of shares of the Fund with a deferred sales charge which reasonably would be deemed to circumvent the Fund’s obligation to pay each Distributor its Earned Distribution Fee;

III)                                 The Distributor may assign, sell or pledge (collectively “Transfer”) its rights to the Earned Distribution Fees and the Fund shall pay such fees to the assignee, purchaser or pledgee, or any subsequent assignee, purchaser or pledgee (collectively, the “Transferees”); provided, however, that any assignment is not an assignment of the Distribution Agreement for purposes of Section 8(b) of this Plan.  The Distributor’s rights to the Earned Distribution Fees transferred by the Distributor to any assignee, purchaser or pledgee shall not be subject to offset, counterclaim or defense, including without limitation, any of the foregoing based on the bankruptcy of such Distributor; provided, however, that such provision shall not diminish or otherwise affect adversely the enforcement of the Fund’s rights under the relevant Distribution Agreement, or otherwise (except in respect of the Earned Distribution Fees so transferred), and its pursuit of assets which have not been subject to a Transfer; and

IV)                                 The Distributor may pay all or a portion of the distribution and service fee intended for services (the “Shareholder Servicing Fee”) to Dealers for providing shareholder services in connection to Shares, subject to the limitations in Section 4 herein.  If, in lieu of paying a portion of the Shareholder Servicing Fee to a Dealer (or other third party) for providing shareholder services, the Distributor pays such Dealer (or third party) for the Dealer’s (or the third party’s) irrevocable and unconditional commitment to provide services as long as the Share is outstanding without further compensation from the Fund or any other person, the Distributor will be deemed to have earned its Allocable Portion of the Shareholder Servicing Fee thereafter arising (the “Earned Service Fee”) at the time such payment is made.  Clauses (I), (II) and (III) of this paragraph equally apply to the Distributor’s Allocable Portion of the Earned Service Fee and the Earned Distribution Fee.  Accordingly, references to “Earned Distribution Fees” in clauses (I), (II) and (III) of this paragraph shall include Earned Services Fees.

“Allocable Portion” for purposes of this Plan, means (1) if there is one Distributor, all Earned Distribution and Earned Servicing Fees; or (2) if there are two or more Distributors, the portion of the Earned Distribution Fee and Earned Servicing Fee allocated to a Distributor in accordance with any allocation procedures to which each Distributor shall agree and which accurately allocates the Earned Distribution and Earned Servicing Fees among all Distributors in proportion to the outstanding New Class X Shares attributable to their respective efforts.

Section 5 .  This Plan shall become effective only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder and shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually by a majority of the Board of Directors and a majority of the Qualified Directors by votes cast in person at a meeting called for the purpose of voting on continuation of the Plan.

Section 6.   Each Distributor, PIMS, ASMI, and any other person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related Agreement shall provide to the Board of Directors, and the Board of Directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7.  This Plan may be terminated as to New Class X Shares of the Fund at any time by vote of the Board of Directors, including a majority of the Qualified Directors, or by shareholder vote in accordance with the Investment Company Act.  In the event of such termination, the subject shall cease to be a Fund upon satisfaction of its outstanding obligations hereunder.

Section 8 .  All agreements with any person relating to implementation of this Plan including the Distribution Agreement shall be in writing, and any agreement related to this Plan shall provide:

(a)                                   that such agreement may be terminated with respect to New Class X Shares of the Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by shareholder vote in accordance with the Investment Company Act on not more than 60 days’ written notice to any other party to the agreement; and

(b)	that such agreement shall terminate automatically in the event of its assignment.

Section 9.  This Plan may not be amended to increase materially the amounts payable by the Fund pursuant to Section 4 hereof without shareholder approval in accordance with the Investment Company Act and any material amendment to this Plan shall be approved by a majority of the Board of Directors and a majority of the Qualified Directors by votes cast in person at a meeting called for the purpose of voting on the amendment.

Amendments to this Plan, other than material amendments of the kind referred to above may be adopted by a vote of the Board of Directors, including a majority of Qualified Directors. The Board of Directors, by such vote, also may interpret this Plan and make all determinations necessary or advisable for its administration.

Section 10.   This Plan shall not operate to prohibit or limit in any way the exercise of the fiduciary duties of the Directors of the Fund under the Investment Company Act or under applicable State law in respect to this Plan and payments by the Fund hereunder.

Section 11.   As used in this Plan (a) the term “Qualified Directors’ shall mean those Directors of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Investment Company Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 12.  While this Plan is in effect, the selection and nomination of the Qualified Directors shall be committed to the discretion of the Qualified Directors than in office.

Executed as of December 1, 2006

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